                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934
            or Suspension of Duty to File Reports Under Section 13
               and 15(d) of the Securities Exchange Act of 1934.

                        GoDigital Networks Corporation
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            (Exact name of registrant as specified in its charter)

        DE                      000-28211                     94-3240382
        --                      ---------                     ----------
  (State or other              (Commission                 (I.R.S. Employer
  jurisdiction of              File Number)             Identification Number)
   incorporation)

                     41652 Boscell Road, Fremont, CA 94538
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                   (Address of principal executive offices)

                                (510) 979-2200
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             (Registrant's telephone number, including area code)

                         Common Stock, $.001 par value
      -------------------------------------------------------------------
           (Title of each class of securities covered by this Form)


      ___________________________________________________________________
          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(ii)   [_]
          Rule 12g-4(a)(1)(ii)   [_]         Rule 12h-3(b)(2)(1)    [_]
          Rule 12g-4(a)(2)(i)    [_]         Rule 12h-3(b)(2)(ii)   [_]
          Rule 12g-4(a)(2)(ii)   [_]         Rule 15d-6             [_]
          Rule 12h-3(b)(1)(i)    [_]

          Approximate number of holders of record as of the certification or notice date: One (1).
                  -------
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          Pursuant to the requirements of the Securities Exchange Act of 1934,
    GoDigital Networks Corporation has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                        GoDigital Networks Corporation


    Date:   December 4, 2000            By: /s/ T. Olin Nichols
                                            -----------------------------------
                                            Name:  T. Olin Nichols
                                            Title: Chief Financial Officer

                                      -2-
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               [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI]


December 4, 2000

Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4
Washington, DC  20549

     Re:  GoDigital Networks Corporation -- Commission File Number  000-28211

Ladies and Gentlemen:

     Enclosed for filing on behalf of GoDigital Networks Corporation (the "Company") is a Form 15 being filed for the purpose of terminating the registration of the above-referenced corporation under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Form 15 certifies its Common Stock is held by less than three hundred (300) persons. The Company hereby requests acceleration of the effectiveness of the termination of registration to the earliest practicable date.

     Thank you for your assistance. Please call me at (650) 493-9300, if you have any questions.

                                          Sincerely,

                                          WILSON SONSINI GOODRICH & ROSATI
                                          Professional Corporation


                                          /s/ Alisande M. Rozynko
                                              Alisande M. Rozynko


cc:  T. Olin Nichols